FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

TEVA	
Teva Pharmaceutical Industries Ltd.	
Web Site: www.tevapharm.com	Web Site: www.sicor.com

Contacts:	
Teva:	**Sicor:**
Dan Suesskind	Marvin Samson
Chief Financial Officer	President and CEO
Teva Pharmaceutical Industries Ltd.	SICOR Inc.
(011) 972-2-589-2840	(949) 455-4702
Bill Fletcher	Laurie W. Little
President and CEO	Sr. Director, Investor Relations & Corporate Communications
Teva North America	SICOR Inc
(215) 591-8800	(949) 455-4879
Dorit Meltzer	
Director, Investor Relations	
Teva Pharmaceutical Industries Ltd.	
(011) 972-3-926-7554	

FOR IMMEDIATE RELEASE

TEVA TO ACQUIRE SICOR FOR $3.4 BILLION

Combination Strengthens Leadership Position in Injectable and Oral Generic Pharmaceuticals and Active Pharmaceutical Ingredients

Jerusalem, Israel and Irvine, CA, October 31, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and SICOR Inc. (Nasdaq: SCRI) jointly announced today that they have signed a definitive agreement providing for the acquisition of SICOR by Teva. Under the terms of the agreement, each share of SICOR common stock will be exchanged for $16.50 in cash and 0.1906 Teva ADRs. Based upon the NASDAQ closing price of Teva's ADRs on October 30, 2003, the indicated combined per share consideration for each outstanding share of SICOR Common Stock amounts to $27.50, or a total indicated purchase price of approximately $3.4 billion. As a result of the transaction, SICOR's shareholders will come to own approximately 7% of Teva on a fully-diluted basis. The cash portion of the consideration will be funded using a combination of Teva's cash on hand and committed credit facilities.

This acquisition brings together two premier generic pharmaceutical companies, combining Teva's successful oral dose generic drugs franchise with SICOR's leading generic injectable business. In addition, the complementary Active Pharmaceutical Ingredients (API) businesses will enhance and expand the combined company's product offerings. Further, SICOR's biogenerics capabilities will enhance Teva's participation in this market.

Commenting on today's transaction, Israel Makov, Teva's President & CEO, said, "I am extremely excited about Teva's strategic combination with SICOR Inc. SICOR offers Teva the rare opportunity to extend our clear leadership position in solid oral dose generics into a new segment for Teva in the US, the generic injectables market. We have been seeking the right acquisition opportunity in this field for quite some time and SICOR is the prize for our patience. As a result of the SICOR transaction, Teva will generate growth oriented synergies from our expanded product offering, customer base and geographic reach."

"The SICOR transaction significantly supports our long term strategy of profitable growth and global leadership. I anticipate that this merger will be accretive to earnings within the first year. The transaction presents the shareholders, customers and employees of both companies with new horizons and enhanced opportunities."

Marvin Samson, President & CEO of SICOR said, "We are extremely enthusiastic about the mutual benefits associated with joining SICOR and Teva. Teaming up with Teva provides SICOR with the ability to leverage our presence as a leader in the generic biopharmaceuticals market. In addition, Teva's extensive global presence will also broaden SICOR's injectable business beyond our few core markets and provide opportunities for expanded distribution and manufacturing. We also believe that Teva will benefit from the extension of its current product offerings, such as injectable antibiotics, into SICOR's geographic centers of excellence and distribution channels."

In conclusion, Mr. Makov said, "Taking the lead in the consolidation of our industry ensures that the two companies together will be better positioned for future growth."

Transaction Terms
The transaction, which involves a merger of a Teva acquisition subsidiary into SICOR, is subject to approval by the holders of a majority of SICOR's Common Stock and clearance under the Hart-Scott-Rodino Antitrust Improvements Act and comparable antitrust notification statutes in Mexico and Lithuania, and is expected to be completed during the first quarter of 2004. The transaction is fully taxable to the stockholders of SICOR.

Rakepoll Finance N.V. and Mr. Carlo Salvi, who together hold approximately 19% of the outstanding stock of SICOR, have entered into an agreement under which they have agreed to vote all of their shares in favor of the proposed transaction.

Lehman Brothers and Credit Suisse First Boston acted as financial advisors to Teva in this transaction, while SICOR used Bear Stearns as its financial advisor.

Conference Call and Webcast Information
Teva and SICOR will host a conference call and live webcast on Friday, October 31, 2003 at 11:00 a.m. EST (18:00 Israel time) to discuss the acquisition. A Question & Answer session will follow this discussion. To listen live via telephone, call (888) 810-4704 in the U.S. and Canada. International callers should dial (706) 634-0199.

Investors and other interested parties may also access a live webcast through Teva's web site at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call will be available within two hours after the call, and can be accessed until November 7, 2003 at midnight (EST), by calling (800) 642-1687 in the U.S. or (706) 645-9291 outside the U.S., and entering the conference call ID 3758758.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

About SICOR

SICOR Inc. is a vertically integrated, multinational pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients, or APIs, and generic biopharmaceuticals. Using internal research and development capabilities, together with operational flexibility and manufacturing and regulatory expertise, SICOR is able to take a wide variety of products from the laboratory to the worldwide market. Leveraging these capabilities, SICOR concentrates on products and technologies that present significant barriers to entry or offer first-to-market opportunities. SICOR operates several manufacturing facilities in the U.S., Western and Eastern Europe and Mexico, while maintaining its corporate headquarters in Irvine, California. For more information, please visit our website at www.sicor.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: October 31, 2003